EXHIBIT 8: CREDIT ANALYSTS AND SUPERVISORS INFORMATION

Total number of analysts

The total number of Credit Analysts (including Supervisors) as of February 28, 2025, is 65, of which 8 are Credit Analysts-Supervisors (Directors) and 57 are Analysts. A Supervisor means any Credit Analyst holding a title of Director or above.

Detailed Information of Minimum Qualifications Required for Credit Analysts and Credit Analyst Supervisors

Credit Analysts must have the appropriate knowledge, preparation and experience in order to be employed by HR Ratings. Analysts must exhibit several years of experience in a specific sector, or debt or credit markets, show analytical skills such as the ability to critically review any information received, determine and identify relevant quantitative and qualitative data and must exhibit other skills such as the ability to correctly apply rating methodologies. Additionally, a Credit Analyst level must show a full understanding of the rating methodology and criteria. All Credit Analysts, including Supervisors, have a university degree; some of them have earned a master's degree, PHD, and two have the Chartered Financial Analyst degree. A Credit Analyst and Associate Analyst must comply with the following criteria:

Credit Analyst

- Technical know-how according to the position
- Knowledge and understanding of the relevant methodologies to the ratings in which the analyst is involved
- Required expertise to effectively assess and process the relevant data for the credit quality of an entity or issuer (qualitative analysis)
- Required experience or expertise to understand the models and model inputs that are part of the methodologies (quantitative analysis)
- Knowledge of factors such as: geographic location, sector, industry and regulatory framework for the ratings in which the analyst is involved
- Proactive
- Attention to detail, accuracy, follow-up on processes
- Problem solving
- Analytical thinking
- Teamwork
- Discretion with delicate information
- Effective oral and written communication skills
- Participation and team collaboration

Mexico: Guillermo González Camarena No. 1200, Piso 10, Col. Santa Fe, Álvaro Obregón, Ciudad de México, 01210. **+52 (55) 15 00 31 30**
United States: 2990 Ponce de Leon Boulevard, Suite 401, Coral Gables, Florida, United States, 33134. **+1 (786) 464 0500**

 

Associate Analyst

All the criteria required for Credit Analysts and:

- Anticipating problems and preventing or minimizing their impact
- Time and self-management
- Managing multiple priorities
- Able to develop and maintain effective working and professional relationships
- Leadership and initiative
- Work with minimal supervision
- Able to delegate
- Able to analyze, understand, evaluate, and form opinions on relevant topics

Manager:

All the criteria required for Associate Analysts and:

- Resolve special projects
- Support the Director in managing the department
- Able to orient and support analysts and associates
- Full understanding of the relevant methodologies to their department
- Able to supervise the work of others on assigned projects
- Full knowledge of the clients and relevant cases to their department
- Multicultural perspective
- Can adapt to change
- Negotiation skills
- Excellent level of English
- Understanding of operations in different countries
- Demonstrated skills in leading work meetings and presenting to key executives and senior management of the client
- Minimum 3 years' experience in credit or economic analysis

A Credit Analyst Supervisor must have proven expertise and analytical knowledge of the sector and must show evidence of strong knowledge of the dynamics of credit risk. Also, he or she must exhibit an analytical ability, problem solving, and decision-making capacity. Additionally, conflict management skills must be confirmed by this level. A Credit Analyst Supervisor or above level must guarantee consistency and effective application of methodologies and criteria and must exhibit strong team management skills in order to take a lead role in Credit Analysis Committees and any other supervisory roles. All HR Ratings' Analysts Supervisors are Credit Analysts with at least three years of proven experience in credit and risk analysis. The Human Resources and Material Resources Department confirms this experience through the hiring process. The Credit Analyst Supervisor must comply with the following criteria:

Mexico: Guillermo González Camarena No. 1200, Piso 10, Col. Santa Fe, Álvaro Obregón, Ciudad de México, 01210. **+52 (55) 15 00 31 30**
United States: 2990 Ponce de Leon Boulevard, Suite 401, Coral Gables, Florida, United States, 33134. **+1 (786) 464 0500**

 @HRRATINGS  HR RATINGS  WWW.HRRATINGS.COM  HR RATINGS 2 of 3

Director

All the required criteria for Managers and:

- Full understanding of all the Agency's rating methodologies
- Problem solving
- Manage projects assigned and meet deadlines
- Sharing and receiving opinions
- Able to orient and support subordinate personnel

Executive Director

All of the above and:

- Strong experience and analytical expertise in the sector
- Able to set priorities
- Decision-making
- Conflict resolution
- Able to coordinate and supervise projects/work/products
- Manage and improve both internal and external relationships
- Able to train and develop personnel to take on responsibilities

Mexico: Guillermo González Camarena No. 1200, Piso 10, Col. Santa Fe, Álvaro Obregón, Ciudad de México, 01210. **+52 (55) 15 00 31 30**
United States: 2990 Ponce de Leon Boulevard, Suite 401, Coral Gables, Florida, United States, 33134. **+1 (786) 464 0500**

 @HRRATINGS  HR RATINGS WWW.HRRATINGS.COM  HR RATINGS 3 of 3